Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

YRC Worldwide Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting, incorporated by reference herein.

Our report on the consolidated financial statements refers to a change to the method of accounting for the recognition of revenue in the 2018 consolidated financial statements due to the adoption of Accounting Standards Codification 606, Revenue from Contracts with Customers. Our report on the consolidated financial statements also refers to a change in the method of accounting for components of net pension benefit costs in 2018 due to the adoption of ASU 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.

/s/ KPMG LLP

Kansas City, Missouri

June 5, 2019